                                                                    EXHIBIT 99.2

                                                           FOR IMMEDIATE RELEASE

          G. WILLI-FOOD ANNOUNCES NASDAQ TICKER SYMBOL CHANGE TO "WILC"

YAVNE, ISRAEL - MARCH 15, 2006 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC,
WILCF) (THE "COMPANY" OR "WILLI FOOD") announced today that its NASDAQ ticker symbol for the Company's Ordinary shares changed TO WILC from WILCF. The
Company's shares started trading under the new ticker symbol, WILC, at the start of trading on March 14, 2006.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN
THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN
RISKS AND UNCERTAINTIES, INCLUDING SUCH FACTORS, AMONG OTHERS, AS MARKET
ACCEPTANCE, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS
AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

CONTACT:
G. Willi Food International, Ltd.
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il